Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$80,443	$95,160	$40,377	$16,543	$20,745
Fixed charges	96,367	93,889	97,423	97,739	86,605
Capitalized interest	(6,888)	(5,310)	(2,731)	(1,031)	(589)
Distributions of earnings from unconsolidated affiliates	4,901	2,687	3,965	4,592	5,005
Total earnings	$174,823	$186,426	$139,034	$117,843	$111,766

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$82,245	$82,287	$88,838	$92,838	$81,596
Amortization of deferred financing costs	3,645	3,082	3,802	3,685	3,232
Financing obligation interest expense/(income)	162	(242)	(754)	(1,317)	(248)
Capitalized interest	6,888	5,310	2,731	1,031	589
Interest component of rental expense	3,427	3,452	2,806	1,502	1,436
Total fixed charges	96,367	93,889	97,423	97,739	86,605
Preferred Unit distributions	2,506	2,507	2,508	2,508	4,553
Total fixed charges and Preferred Unit distributions	$98,873	$96,396	$99,931	$100,247	$91,158

Ratio of earnings to fixed charges	1.81	1.99	1.43	1.21	1.29
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.77	1.93	1.39	1.18	1.23